NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)
January 28, 2016
Canada: TSX: KLS
United States: NYSE MKT: KIQ

KELSO RENEWS M1003 CERTIFICATION

Vancouver, British Columbia and Downers Grove, Illinois, – Kelso Technologies Inc. (TSX:KLS)(NYSE MKT:KIQ) (“Kelso” or the “Company”) is pleased to report that it has successfully renewed its M1003 manufacturing status under the Association of American Railroads (AAR) policies and guidelines.

The AAR conducted a full manufacturing audit of our Bonham, Texas facility in accordance with the M1003 regulations on January 5-6, 2016. This audit is required to maintain M1003 certification which is a requirement for all tank car valve manufacturers. The audit was completed with no adverse findings and continuation of Kelso’s M1003 approval has been recommended by the lead auditor.

In addition to the AAR review Kelso’s M1003 system has been audited by a number of key customers who have approved our M1003 program as compliant with their own M1003 requirements. Achieving M1003 approval is indicative of Kelso’s commitment to American-made high quality products. This includes product warranties and service that surpass all industry requirements.

James R. Bond, CEO of the Company comments that: “Kelso continues to achieve and maintain the highest standards of design engineering and production capabilities. Our primary objectives are to surpass regulatory compliance guidelines in order to produce the “best available safety technology” products designed to better protect the lives of first responders and all in harms way. We are pleased that Kelso has maintained the highest production standards recognized by the industry. We remain optimistic that our product strategies and our abilities to produce them will eventually lead to enhanced financial performance when economic conditions improve.”

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors, James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that our product warranties and service surpass all industry requirements; and we remain optimistic that our product strategies and our abilities to produce them will eventually lead to enhanced financial performance when economic conditions improve. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; AAR approvals may not be attained; the rail tank car market may not improve in 2016, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our expected market share. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com